
08026727

UNITED STATES
[SECURI]TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-14900

SEC Mail Processing Section
FEB 2 9 2008
Washington, DC
112

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Muriel Siebert & Co., Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

885 Third Avenue Suite 1720
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Ramos (212) 644-2400
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name - *if individual, state last, first, middle name*)

750 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
MAR 2 1 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Muriel Siebert & Joseph Ramos, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm Muriel Siebert & Co., Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

We further affirm that these financial statements are being made available to all members or allied Members of the New York Stock Exchange, Inc. employed by the Company.

ANTHONY M. MONACO
Notary Public, State of New York
No. 01MO6171824
Qualified in Suffolk County
Commission Expires 07/30/20__

Subscribed and sworn before me
This __ day of __ 20__
by __
Notary Public

Notary Public

Signature

Chief Executive Officer

Title

Signature

Chief Financial Officer

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Eisner

Eisner LLP
Accountants and Advisors

MURIEL SIEBERT & CO., INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Muriel Siebert & Co., Inc.
New York, New York

We have audited the accompanying statement of financial condition of Muriel Siebert & Co., Inc. (a wholly owned subsidiary of Siebert Financial Corp.) as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Muriel Siebert & Co., Inc. as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.



New York, New York
February 27, 2008

MURIEL SIEBERT & CO., INC.

Statement of Financial Condition
December 31, 2007

ASSETS	
Cash and cash equivalents	$ 34,545,000
Cash equivalents - restricted	1,300,000
Receivable from clearing broker	1,683,000
Receivable from parent and affiliates	1,031,000
Securities owned, at market value	739,000
Furniture, equipment and leasehold improvements, net	1,037,000
Investment in affiliate	4,866,000
Prepaid expenses and other assets	905,000
Intangibles, net	121,000
Deferred taxes, net	832,000
	$ 47,059,000
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Accounts payable and accrued liabilities	$ 5,816,000
Commitments and contingent liabilities	
Stockholder's equity:	
Common stock, $1 par value; 1,000 shares authorized; 743 shares issued	1,000
Additional paid-in capital	10,099,000
Retained earnings	31,168,000
Less 94 shares of treasury stock, at cost	(25,000)
	41,243,000
	$ 47,059,000

See notes to statement of financial condition

MURIEL SIEBERT & CO., INC.

Notes to Statement of Financial Condition
December 31, 2007

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Organization:

Muriel Siebert & Co., Inc. (the "Company"), a wholly owned subsidiary of Siebert Financial Corp. ("Siebert" or "Parent"), engages in the business of providing discount brokerage services for customers, investment banking, and trading securities for its own account.

[2] Security transactions:

Security transactions, commissions, revenues and expenses are recorded on a trade date basis. The Company clears all its security transactions through unaffiliated clearing firms on a fully-disclosed basis. Accordingly, the Company does not hold funds or securities for or owe funds or securities to its customers. Those functions are performed by the clearing firms, which are highly capitalized.

Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by management. Securities listed on a national securities exchange are valued at their last sales price. Securities which are not listed on a national securities exchange are valued at their last closing bid price if held long by the Company and their last closing asked price if sold short by the Company.

Securities owned, at December 31, 2007 consist of:

Equity	$ 505,000
Debt	234,000
	$ 739,000

[3] Income taxes:

The Company is included in the consolidated federal income tax return filed by Siebert. Federal income taxes are calculated as if the Company filed on a separate-return basis.

The Company accounts for income taxes utilizing the asset and liability approach requiring the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the basis of assets and liabilities for financial reporting purposes and tax purposes.

[4] Furniture, equipment and leasehold improvements:

Furniture and equipment is stated at cost and depreciation is calculated using the straight-line method over the lives of the assets, generally five years. Leasehold improvements are amortized over the period of the lease.

[5] Cash equivalents:

For purposes of reporting cash flows, cash equivalents consist of highly liquid investments purchased with an original maturity of three months or less, including money market funds and commercial paper.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[6] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

[7] Cash equivalents - restricted:

Cash equivalents - restricted represents $1,300,000 of cash invested in a money market account which serves as collateral for a secured demand note payable in the amount of $1,200,000 to Siebert, Brandford, Shank & Co., L.L.C. ("SBS"). Such payable and a related $1,200,000 receivable due from SBS are included in investment in affiliate in the accompanying statement of financial condition.

[8] Investment in affiliate:

The Company's 49% investment in SBS is accounted for on the equity method. Income from SBS, which serves as an underwriter for municipal bond offerings, is considered to be integral to the Company's operations. Summarized financial data of SBS for 2007 is as follows: Total assets of $17,885,000, including a $1,200,000 receivable from the Company referred to in A[7] above, total liabilities of $7,984,000, including advances of $189,000 and subordinated liabilities of $1,200,000 payable to the Company, total members' capital of $9,901,000, net revenues of $17,367,000 and net income of $2,840,000.

[9] New accounting pronouncements:

In June 2006, the Financial Accounting Standards Board (FASB) Issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB statement No. 109 (FIN 48). FIN 48 clarifies the accounting for uncertainties in income taxes recognized in a company's financial statements in accordance with Statement 109 and prescribes a recognition threshold and measurement attributes for tax positions taken or expected to be taken on a tax return. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. We adopted the provisions of FIN 48 as of January 1, 2007. The adoption of FIN 48 did not impact our statement of financial condition. The Company is not subject to any tax examination for any federal or major state tax jurisdiction for the years prior to 2004.

In September 2006, the Financial Accounting Standards Board issued SFAS No. 157 ("SFAS 157"), "Fair Value Measurements". SFAS 157 defines fair value and establishes a framework for measuring fair value. It also expands the disclosures about the use of fair value to measure assets and liabilities. SFAS 157 is effective beginning the first fiscal year that begins after November 15, 2007. The Company expects that adoption of SFAS 157 will not have a material effect on the Company's statement of financial condition.

NOTE B - SETTLEMENT OF LAWSUIT

The Company filed a lawsuit against Intuit Inc. ("Intuit") in New York State Supreme Court on September 17, 2003. The complaint sought approximately $11 million for alleged joint expenses and compensatory damages and $33.3 million in punitive damages for claims relating to the Joint Brokerage Service conducted during the years ended December 31, 2003 and 2002 under the Strategic Alliance Agreement between the Company and Intuit. Intuit counterclaimed against the Company, seeking approximately $8 million for alleged joint expenses and compensatory damages. On September 6, 2005, the Court dismissed certain of the Company's causes of action and its request for punitive damages. On October 26, 2007, the parties entered into a Stipulation and Order of Dismissal with Prejudice, dismissing all claims and counterclaims, and withdrawing all related motions pending before the Court, without any payments by or to either party; the parties also exchanged general releases.

NOTE C - INTANGIBLES, NET

The cost to acquire certain retail discount brokerage accounts which amounted to $2,938,000 is being amortized over five years. At December 31, 2007, accumulated amortization amounted to $2,817,000. Estimated future amortization will amount to $121,000 in 2008.

NOTE D - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Furniture, equipment and leasehold improvements consist of the following:

Equipment	$ 1,363,000
Leasehold improvements	129,000
Furniture and fixtures	41,000
	1,533,000
Less accumulated depreciation and amortization	(496,000)
	$ 1,037,000

NOTE E - NET CAPITAL

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions, as defined. The net capital rule of the New York Stock Exchange also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5 percent of aggregate debits. At December 31, 2007, the Company had net capital of approximately $29,459,000, which was approximately $29,209,000 in excess of required net capital. The Company claims exemption from the reserve requirement under Section 15c3-3(k)(2)(ii).

NOTE F - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company enters into transactions in various financial instruments with off-balance sheet risk. This risk includes both market and credit risk, which may be in excess of the amounts recognized in the statement of financial condition.

Retail customer transactions are cleared through a clearing broker on a fully disclosed basis. In the event that customers are unable to fulfill their contractual obligations, the clearing broker may charge the Company for any loss incurred in connection with the purchase or sale of securities at prevailing market prices to satisfy customers' obligations. The Company regularly monitors the activity in its customer accounts for compliance with its margin requirements. Securities transactions entered into as of December 31, 2007 settled subsequent thereto with no material adverse effect on the Company's statement of financial condition.

NOTE G - COMMITMENTS AND CONTINGENT LIABILITIES

The Company terminated the fully disclosed clearing agreement (the "Clearing Agreement") with Pershing LLC (formerly the Pershing division of Donaldson, Lufkin & Jenrette Securities Corporation) ("Pershing") in 2003. Based on consultation with counsel, the Company believes that the $1,500,000 that it advanced to Pershing in January 2003 should have been returned and that Pershing may be liable for damages. Pershing expressed its belief that it was entitled to retain the advance and receive a minimum of $3 million for its unreimbursed costs, a termination fee of $500,000 and $5 million for lost revenues. The Company received a release for the $3 million related to disputed claims for unreimbursed fees and costs. In 2004, the Company decided not to commence proceedings against Pershing and charged off the $1,500,000 advance to Pershing. The Company believes the Pershing claims are without merit and that the ultimate outcome of this matter will not have a material adverse effect on the Company's results of operations or financial position.

The Company rents office space under long-term operating leases expiring in various periods through 2012. These leases call for base rent plus escalations for taxes and operating expenses.

Future minimum base rental payments under these operating leases are as follows:

Year	Amount
2008	$ 1,105,000
2009	905,000
2010	709,000
2011	172,000
2012	68,000
	$ 2,959,000

The Company is party to certain claims, suits and complaints arising in the ordinary course of business. In the opinion of management, all such claims, suits and complaints are without merit, or involve amounts which would not have a significant effect on the financial position of the Company.

END